# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: STANDARD BIOTOOLS INC., CIK 0001162194
CUSIP: 34385P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 50 Milk Street, 10th Floor, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001103804
Persons authorized to receive notices and communications: Matthew Bloom, General Counsel, 600 Washington Boulevard, Floor 11, Stamford, Connecticut (CT), 06901, (212) 672-7059

## Reporting persons
- VIKING GLOBAL INVESTORS LP (CIK 0001103804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 58,651,170; sole dispositive power 0; shared dispositive power 58,651,170; aggregate amount beneficially owned 58,651,170 (15% of the class)
  Comment: All share percentage calculations in this Schedule 13D are based on 390,368,119 shares of Common Stock outstanding as of May 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 58,651,170; sole dispositive power 0; shared dispositive power 58,651,170; aggregate amount beneficially owned 58,651,170 (15% of the class)
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,296,310; sole dispositive power 0; shared dispositive power 39,296,310; aggregate amount beneficially owned 39,296,310 (10.1% of the class)
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,296,310; sole dispositive power 0; shared dispositive power 39,296,310; aggregate amount beneficially owned 39,296,310 (10.1% of the class)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 39,296,310; sole dispositive power 0; shared dispositive power 39,296,310; aggregate amount beneficially owned 39,296,310 (10.1% of the class)
- Viking Global Opportunities Drawdown GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,354,860; sole dispositive power 0; shared dispositive power 19,354,860; aggregate amount beneficially owned 19,354,860 (5% of the class)
- Viking Global Opportunities Drawdown Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,354,860; sole dispositive power 0; shared dispositive power 19,354,860; aggregate amount beneficially owned 19,354,860 (5% of the class)
- Viking Global Opportunities Drawdown (Aggregator) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,354,860; sole dispositive power 0; shared dispositive power 19,354,860; aggregate amount beneficially owned 19,354,860 (5% of the class)
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 58,651,170; sole dispositive power 0; shared dispositive power 58,651,170; aggregate amount beneficially owned 58,651,170 (15% of the class)
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 58,651,170; sole dispositive power 0; shared dispositive power 58,651,170; aggregate amount beneficially owned 58,651,170 (15% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: STANDARD BIOTOOLS INC.
Address of issuer's principal executive offices: 50 Milk Street, 10th Floor, Boston, Massachusetts (MA), 02109
Comment:
This Schedule 13D (this "Schedule 13D") is being filed by the Reporting Persons (as defined in Item 2 below) in connection with the execution of a voting agreement with respect to shares of common stock, $0.001 par value per share (the "Common Stock"), of Standard BioTools Inc., a Delaware corporation (the "Issuer").

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

i. Viking Global Investors LP ("VGI"), a Delaware limited partnership;
ii. Viking Global Opportunities Parent GP LLC ("Opportunities Parent"), a Delaware limited liability company;
iii. Viking Global Opportunities GP LLC ("Opportunities GP"), a Delaware limited liability company;
iv. Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"), a Delaware limited liability company;
v. Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"), a Cayman Islands limited partnership;
vi. Viking Global Opportunities Drawdown GP LLC ("VGOD GP"), a Delaware limited liability company;
vii. Viking Global Opportunities Drawdown Portfolio GP LLC ("VGOD Portfolio GP"), a Delaware limited liability company;
viii. Viking Global Opportunities Drawdown (Aggregator) LP ("VGOD"), a Cayman Islands limited partnership; and
ix. Andreas Halvorsen, a citizen of Norway, and Rose S. Shabet, a citizen of the United States.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.
Residence or business address: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Present principal occupation or employment: This Schedule 13D relates to shares of Common Stock held directly by VGOP and VGOD, each of whose principal business is to engage in making investments in securities of public and private companies. The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP is to serve as the sole member or general partner of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Halvorsen is Chief Executive Officer of VGI. The present principal occupation of Ms. Shabet is Chief Operating Officer of VGI.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP are Delaware limited liability companies; VGOP and VGOD are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D filed by the Reporting Persons on October 16, 2023 (the "Previous 13D") is incorporated by reference herein.

Subsequent to the filing of the Previous 13D, all shares of Series B-2 Convertible Preferred Stock of the Issuer held by VGOP and VGOD were converted into shares of Common Stock, and the provisions of the Certificate of Designations relating to the Series B-2 Convertible Preferred Stock described in Item 3 of the Previous 13D, including, without limitation, the conversion limitations, voting threshold, board nomination rights and redemption provisions set forth therein, are no longer applicable to the shares of Common Stock held by VGOP and VGOD.

As of the date hereof, VGOP directly owns 39,296,310 shares of Common Stock and VGOD directly owns 19,354,860 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

On June 6, 2026, the Issuer, Treeline Biosciences, Inc., a Delaware corporation ("Treeline"), and Siri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Treeline, with Treeline continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the "Merger"). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger ("Effective Time"), each share of capital stock of Treeline will be converted into the right to receive a number of shares of Common Stock in accordance with the Exchange Ratio (as defined in the Merger Agreement).

Also on June 6, 2026, in connection with the Merger Agreement, the Issuer, Treeline and Merger Sub entered into a voting agreement (the "Voting Agreement") with VGOP and VGOD. Pursuant to the Voting Agreement, VGOP and VGOD have agreed, among other things, subject to the terms and conditions thereof, to: (i) vote their beneficially owned securities of the Issuer: (1) in favor of the approval of (i) the issuance of Common Stock to holders of Treeline stock pursuant to the Merger Agreement, (ii) an amendment to the Issuer's charter pursuant to which the name of Issuer will be changed to "Treeline Biosciences Holdings, Inc.", (iii) a reverse stock split of all outstanding shares of Common Stock at a reverse stock split ratio mutually agreed to by Treeline and the Issuer, and (iv) the adoption of the Post-Closing Equity Incentive Plan and Post-Closing ESPP (each as defined in the Merger Agreement); (2) in favor of any proposal to adjourn to a later date if there is not a quorum or sufficient affirmative votes (in person or by proxy) for approval of any such matters on the date on which the meeting is held; (3) against any action or agreement that would reasonably be expected to result in the conditions set forth in the Merger Agreement not being fulfilled or a breach of a covenant, representation or warranty or any other material obligation or agreement of the Issuer contained in the Merger Agreement; (4) against any action, proposal, transaction or agreement that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or the fulfillment of the Issuer's or Merger Sub's conditions to closing under the Merger Agreement; and (5) against any third party acquisition transactions; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The maximum number of shares of Common Stock beneficially owned by VGOP and VGOD subject to the Voting Agreement shall not at any time exceed 58,651,170 shares of Common Stock or other voting securities of the Issuer (the "Covered Shares Cap").

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Voting Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

The Reporting Persons acquired shares of Common Stock for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business. This Schedule 13D amends the statement on Schedule 13G filed by the Reporting Persons to report their beneficial ownership of the shares of Common Stock, as most recently amended on May 15, 2026. The Reporting Persons are filing this Schedule 13D, pursuant to Rule 13d-1(e) under the Act, solely as a result of their entering into the Voting Agreement. As such, the Reporting Persons currently are subject to a "cooling-off" period pursuant to Rule 13d-1(e)(2) under the Act, which ends at the expiration of the tenth day from the date of the filing of this Schedule 13D.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer's business, assets, operations, financial condition and/or prospects, legal, regulatory and/or contractual restrictions (such as the expiration of the cooling-off period and the transfer restrictions in the Voting Agreement) and other factors: (i) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by them; (iii) enter into hedging transactions with respect to the shares of Common Stock, options or other securities of the Issuer now beneficially owned or hereafter acquired by them; (iv) engage in communications with, without limitation, one or more holders of the Issuer's securities or derivatives, officers of the Issuer, members of the Issuer's board of directors, advisors, potential strategic partners, investment professionals, and/or other persons regarding the Merger or the Issuer more generally, including but not limited to its operations, governance, and control; and (v) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, each of VGI, Opportunities Parent, Mr. Halvorsen and Ms. Shabet may be deemed the beneficial owner of 58,651,170 shares of Common Stock, which represents approximately 15.0% of the outstanding shares of Common Stock. This amount consists of 39,296,310 shares of Common Stock directly owned by VGOP and 19,354,860 shares of Common Stock directly owned by VGOD.

As of the date hereof, each of Opportunities GP, Opportunities Portfolio GP and VGOP may be deemed the beneficial owner of 39,296,310 shares of Common Stock, which represents approximately 10.1% of the outstanding shares of Common Stock. This amount entirely consists of 39,296,310 shares of Common Stock directly owned by VGOP.

As of the date hereof, each of VGOD GP, VGOD Portfolio GP and VGOD may be deemed the beneficial owner of 19,354,860 shares of Common Stock, which represents approximately 5.0% of the outstanding shares of Common Stock. This amount entirely consists of 19,354,860 shares of Common Stock directly owned by VGOD.

The foregoing beneficial ownership percentages are based on 390,368,119 shares of Common Stock outstanding as of May 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on May 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: VGI, Opportunities Parent, Mr. Halvorsen and Ms. Shabet have shared voting power and shared dispositive power with regard to the 39,296,310 shares of Common Stock directly owned by VGOP and the 19,354,860 shares of Common Stock directly owned by VGOD. Opportunities GP, Opportunities Portfolio GP and VGOP have shared voting power and shared dispositive power with regard to the 39,296,310 shares of Common Stock directly owned by VGOP. VGOD GP, VGOD Portfolio GP and VGOD have shared voting power and shared dispositive power with regard to the 19,354,860 shares of Common Stock directly owned by VGOD.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's securities have been effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated by reference herein.

Registration Rights Agreement

The shares of Common Stock that VGOP and VGOD acquired upon conversion of the Series B-2 Convertible Preferred Stock of the Issuer held by VGOP and VGOD, respectively, are subject to a registration rights agreement with the Issuer, dated January 23, 2022, (the "Registration Rights Agreement") pursuant to which VGOP and VGOD have certain customary registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Form of Voting Agreement, dated as of June 6, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's current report on Form 8-K, filed with the Commission on June 8, 2026)

Exhibit 3 - Registration Rights Agreement, dated as of January 23, 2022 (incorporated by reference to Exhibit 10.5 of the Issuer's current report on Form 8-K filed with the Commission on January 24, 2022)

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2) (06/12/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2) (06/12/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2) (06/12/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2) (06/12/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2) (06/12/2026)
- Viking Global Opportunities Drawdown GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown GP LLC (1)(2) (06/12/2026)
- Viking Global Opportunities Drawdown Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown Portfolio GP LLC (1)(2) (06/12/2026)
- Viking Global Opportunities Drawdown (Aggregator) LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown (Aggregator) LP (1)(2) (06/12/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (06/12/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (2) (06/12/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).